July 7, 2011

Sandra M. DaDalt, Esquire
Assistant Vice President and Senior Counsel
Sun Life Assurance Company of Canada (U.S.)
112 Worcester Street
Wellesley Hills, MA 02481

Re: Sun Life (N.Y.) Variable Account N
        Initial Registration Statements on Form N-4
        Sun Life Solutions NY (File Nos. 333-174371 & 811-22013)

Dear Ms. DaDalt:

    The staff has reviewed the above-referenced registration statement, which the Commission received on May 20, 2011. We note that the staff has already provided comments on a similar initial registration statement for the national version this product (File Nos. 333-173301 and 811-22012). To the extent possible, comments on identical language and/or features parallel or supplement our prior comments on the related filing. Where issues involve unique language or differences in the operation of a feature, please tailor your responses accordingly. Section references and capitalized terms correspond to the prospectus filed with this registration statement. Item references are to the item numbers set forth in Form N-4.

1. *General Comments*
a. *Missing Information.* Please note that this filing has material information, including fees and charges, missing. Please file a pre-effective amendment with all missing information, financial statements and exhibits.

b. *Defined Terms.* Despite the inclusion of a "Glossary," please define each defined term the first time it is used in the prospectus.

2. *Cover Page*
a. *Item 1(a)(i).* The staff could not find the name of the registrant on the cover page as Item 1(a)(i) requires. In your response letter, please indicate where the cover page identifies Sun Life (N.Y.) Variable Account N as the registrant or add the required reference.

b. *Portfolio Company Names.* The names of all portfolio companies must be listed (rather than the names of the investment companies) on the cover page, or on the inside front cover page, if too numerous to list on the cover page. *See* Item 1(a)(viii).

c. *Website Links.* Please provide a direct link to the location where the SAI may be found on the company's website.

3. *Glossary (pp. 3-4).*
a. *Death Benefit Date.* The definition of Death Benefit Date conflicts with the definition of Due Proof of Death. Please explain the basis for continuing the contract after Registrant has received "Due Proof of Death" which is defined as "the documentation needed to set the Death Benefit Date."

b.   *Service Center.* Please substitute the general website www.sunlife.com/us for a direct link to the Service Center page or to the page contractowners must use to contact the Service Center (*e.g.*, a link to the page providing an email form for submitting questions to the Service Center).

4.   *Key Facts About Sun Life Solutions Variable Annuity (pp. 5-8).*
a.   *Missing Information.* Per Guide 7 to Form N-4, please (1) state the maximum percentage load that may be assessed on amounts redeemed or annuitized; and (2) add a cross-reference to the prospectus section describing procedures for purchasing the contract. *See* Guide 7, subparagraphs (i) and (iii). Also, briefly identify the circumstances under which the contract will terminate.

b.   *Subsequent Purchase Payment Restrictions.* Please clarify whether Registrant may exercise its right to refuse a subsequent payment on any basis other than age and, if so, indicate any other criteria that may apply.

c.   *Standard Death Benefit.* Is the Contract Value Death Benefit the standard death benefit (*i.e.*, the benefit provided if neither the ROP Death Benefit nor the HAV Death Benefit is elected)? If so, please expressly state this. Otherwise, identify and briefly summarize the standard death benefit.

d.   *Death Benefit Election Dates.* Please clarify the last date on which a contractowner (or applicant) is permitted to elect an Optional Death Benefit.

e.   *Living Benefit Election Dates and Eligibility.* The sentence reserving the right to make optional living benefits available under the contract after it has been issued is unclear. Please clarify whether this refers to the current Sun Income Vision option or other options added to the contract in the future? If the sentence applies to future benefits, is Registrant reserving the right to add benefits without offering them to existing contractowners? If it applies to the current living benefits (*i.e.*, just the Sun Income Vision option), will the eligibility criteria still be the same (*i.e.*, determined by age on the Open Date)?

f.   *Free Look.* Please remove the word "generally" from the first paragraph and revise the summary and corresponding "Right to Return..." prospectus narrative so they are both New York specific. In the full narrative section (page 54), clarify the value refunded on a contract purchased to fund an IRA where the purchase payment value is greater than contract value on the day Registrant receives proper notice of cancellation.

5.   *Fee Tables: Generally (pp. 9-11).* The presentation of fees and charges under the Contract is confusing. Please reformat both Transaction and Periodic fee tables so that both tables present the charges in a consistent manner and in a way that allows purchasers to compare each charge based on the Withdrawal Charge Option selected. For example, Registrant may convey charges more clearly by showing all fees consistently via a standard chart similar to the current presentation of mortality and expense risks. Please use the same format for transaction fees and all periodic charges. For example, consider modifying the current M&E chart to include 4 primary columns: (1) name of charge; (2) Fee for Contract with 9-year Withdrawal Charge Period; (3) Fee for Contract with 7-year Withdrawal Charge Period; and (4) Fee for Contract with 5-year Withdrawal Charge Period. A comprehensive, understandable table would present a separate line item for each expense and show the maximum charge for a contract with the Withdrawal Charge Period identified in the column heading. Per General Instruction 5 to Item 3(a), fee variations (*e.g.*, lower fees charged after the 7th or 5th contract years) may be presented in a footnote to the table.

6. Transaction Fee Table (p. 9).
a. Transfer Charge. Please present only the $25 maximum fee in the chart instead of showing the charge as a range from $0 - $25.

b. Premium Taxes. If Registrant deducts state premium taxes, please add a line item identifying the New York state premium tax charge that applies.

7. Periodic Charge Table (pp. 9-11).
a. Mortality & Expense Charges. Please remove the columns for charges "After 7th Contract Year and before Income Phase." If you wish to present these charge variations, the information should be in a footnote to the relevant benefit scenario. In your response letter, confirm that the table shows the maximum Mortality and Expense charge for each benefit combination. Finally, please consider restating Footnote 4 in clearer language. It is difficult to follow.

b. Maximum Charges. The current bold rows showing "Maximum ... Charge (on annual basis)" are confusing. However, if the fee tables are revised appropriately, the maximum charges will be shown clearly for all contracts based on the Withdrawal Charge Period options selected. Consequently, the current "Maximum ... Charge" rows will be unnecessary. Please delete them accordingly.

c. Purchase Payment Charge. Please clarify that the charge is deducted proportionally from assets in the subaccounts of the Variable Account.

8. Summary of Maximum Variable Account Annual Expenses (p. 10). In your response letter, please explain how this chart accurately reflects the annual expenses for "a Contract with the highest possible combination of charges." In particular, please explain the Maximum M&E charge of 1.60% in the chart Footnote 9. The Staff is unsure how Registrant reached these figures for a contract that includes the 5-year Withdrawal Option and either (i) the Highest Anniversary Value Death Benefit, or (ii) the Return of Purchase Payment Death Benefit. Please explain.

9. Portfolio Company Fee Table (p. 10). Please revise the preamble so it is a more accurate reflection of the preamble language provided by Form N-4.

10. Financial Condition of the Company (p.13). Please revise the last sentence of the first paragraph so the description of excess Variable Account Assets available to cover general account liabilities is more precise. Specifically, explain that if Variable Account assets exceed Variable Account liabilities, the remainder available to cover General Account liabilities is limited to: (i) fees and charges the insurance company has already earned but not yet withdrawn from the Variable Account; and (ii) amounts attributable to any initial seed money the insurance company contributed when the Variable Account was created.

11. The Variable Account (pp. 13-14). Please revise the last sentence on page 13 to clarify that Registrant's list of reserved rights is subject to compliance with federal securities laws and regulations and any other applicable federal or state laws. Also, on page 14, please revise the sentence below the bullet points to include any other changes Registrant may not make without prior approval of the relevant regulatory authorities (*e.g.*, "substitute new underlying funds for Funds in which Subaccounts currently invest").

12. Investment Options (pp. 14-18). Some Investment Options appear to be funds of funds but do not include a corresponding reference to Footnote 1. Please add appropriate references or, in your response letter, add an affirmative representation stating that each fund of funds is properly identified.

13. Selection of Funds (pp. 18-19). The bold statement on page 19 appears to be inconsistent with the living benefit guarantees under the Sun Income Vision option. Please reconcile.

14. Introduction to Detailed Contract Description Narrative (p. 19). Please explain why the 3rd bullet point requires payment of the death benefit rather than the date a beneficiary indicates how the proceeds should be paid. See Industry Comment Letter dated 2/8/88 at ¶14.

15. Owner, Annuitant and Beneficiary Designations: Change of Ownership (pp. 19-20).
a. *Effect on Optional Living Benefits.* Please clarify whether changes of ownership "may" or "will" cancel optional living benefits.

b. *Original and New Owners.* Please clarify how the various Contract features and benefits "will continue to be based on the original Owner (and not the new Owner)." The remainder of the paragraph appears inconsistent with this statement. For example, if the enhanced death benefits are still based on the original contractowner, why is the "amount payable on the death of the new Owner ... the Contract's Surrender Value" instead of the ROP Death Benefit amount or the HAV Death Benefit amount? Please reconcile.

16. Purchase Payments (p. 21). Please clarify whether Registrant's right to refuse Purchase Payments after the first Contract Year will be exercised in the same manner for all contractowners. If not, add disclosure identifying the criteria upon which decisions will be based.

17. Investing Your Purchase Payments: Premium Taxes (p. 21). Please revise the second paragraph to indicate whether New York requires the deduction of premium taxes and, if so, the specific procedures that apply.

18. Permitted Transfers (p. 22).
a. *1st Bullet Point.* Please clarify what constitutes a single transfer. Does a single request to transfer values from several subaccounts to several other subaccounts count as one request or as multiple requests? Please make corresponding clarifications to the disclosure in the 2nd to last paragraph under the "Requests for Transfers" heading.

b. *2nd Bullet Point.* Please clarify how Registrant will handle transfer requests which do not satisfy the required minimum period that must elapse between transfers to and from a subaccount.

19. Partial Withdrawals (p. 28). Please clarify the impact on Contract Value if a contractowner requests not to have charges and taxes deducted from the withdrawal amount requested. If Registrant deducts the value of the requested amount *plus* the related charges and taxes, does the contractowner pay charges and taxes on the total amount deducted or just the requested amount s/he actually receives?

20. Single-Life and Joint-Life Coverage (pp. 30-31). The second to last bullet of the "Please Note" section regarding the situation when there has been a change of spouse appears to conflict with the language in the third paragraph of the "Joint-Life Coverage" section under the heading ""Death of Owner." Please clarify.

21. Contract Value Goes to Zero (pp. 33-34). Please explain the difference between the circumstances described in the second paragraph regarding when Contract Value is reduced to zero and the circumstances described in the last paragraph of this section.

22. Cancellation of the Living Benefit (p. 34). Please explain why Registrant cannot block transfers and investments to funds that are not classified as Designated Funds, rather than causing a Living Benefit to terminate as a result of these transactions. Alternatively, please disclose any procedures that could prevent an inadvertent termination of benefits (*i.e.*, notification and reallocation of transferred amounts).

23. Annuitization under the Living Benefit (p. 35). It appears that the default annuity option under the Living Benefit rider is a fixed annuity. If correct, state this prominently here as well as in the Optional Living Benefit summary (page 7) and the "Annuitization Under the Living Benefit" narrative (page 35). Please draw attention to the difference between the Contract and Living Benefit Rider default annuity payout options via the presentation (*e.g.*, bold font, text box or similar means).

24. Payment of the Death Benefit (p. 39). Please specify how death benefits can be deferred or cross-reference the section of prospectus where this is discussed.

25. Changes to Fund Classifications (pp. 41-42). Please specify whether the change upon step-ups is currently in force.

26. Withdrawal Charge (pp. 42-43). Please eliminate the word "may" before "impose a withdrawal charge." Also, please remove the following language from the parenthetical in the first sentence of the second paragraph on page 43: "including medically-related circumstances or" or clarify how it applies to a product that does not include a nursing home waiver provision.

27. Purchase Payment Charge (p. 45). Please disclose what contractowners receive in exchange for this fee.

28. Premium Taxes (p. 45). Please specify whether you currently deduct for applicable premium or other taxes.

29. Right to Return your Contract: IRA Return Calculation (pp. 54-55). Please specify what amount is returned if the Contract is held under an IRA (*i.e.*, the greater of Purchase Payments or Surrender Value).

30. Exhibit Requirements. Please attach actual, rather than "Specimen" forms of, agreement, and identify other similar agreements in accordance with Rule 483(d)(2).

31. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products